Exhibit 12.1

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,					Nine Months Ended September 30,
(dollar amounts in thousands)	2006	2005	2004	2003	2002	2007	2006
Income from continuing operations	$77,932	$42,283	$36,929	$42,759	$60,995	$51,282	$57,049
Interest Expense	80,199	76,553	66,826	59,425	56,106	61,069	60,842
Minority interest convertible into common shares	1,976	2,040	1,915	2,216	2,963	1,403	1,485

Earnings available to cover fixed charges	$160,107	$120,876	$105,670	$104,400	$120,064	$113,754	$119,376

Fixed charges:
Interest	$80,199	$76,553	$66,826	$59,425	$56,106	$61,069	$60,842
Capitalized interest	15,794	11,343	6,163	9,117	12,015	18,190	11,560

Fixed charges	$95,993	$87,896	$72,989	$68,542	$68,121	$79,259	$72,402

Preferred stock dividends	17,873	17,873	12,114	10,629	7,765	13,169	13,404

Fixed charges and preferred stock dividends	$113,866	$105,769	$85,103	$79,171	$75,886	$92,428	$85,806

Earnings available to cover fixed charges	$160,107	$120,876	$105,670	$104,400	$120,064	$113,754	$119,376
Divided by fixed charges	$95,993	$87,896	$72,989	$68,542	$68,121	$79,259	$72,402

Ratio of earnings to fixed charges	1.7	1.4	1.4	1.5	1.8	1.4	1.6
Earnings available to cover fixed charges	$160,107	$120,876	$105,670	$104,400	$120,064	$113,754	$119,376
Divided by fixed charges and preferred stock dividends	$113,866	$105,769	$85,103	$79,171	$75,886	$92,428	$85,806

Ratio of earnings to fixed charges and preferred stock	1.4	1.1	1.2	1.3	1.6	1.2	1.4